UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2012

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$426,401	$262,901
Short-term investments (Note 6)	121,557	228,321
Trade and other receivables	126,865	103,433
Income taxes receivable	7,733	2,542
Inventories (Note 7)	264,653	135,696
Derivative assets	8	-
Prepaids and other current assets	7,097	9,343
	954,314	742,236
Non-current assets
Mineral property, plant and equipment, net (Note 8)	2,248,244	1,189,708
Goodwill (Note 3)	211,292	-
Long-term refundable tax	11,003	10,253
Deferred tax assets	1,962	4,170
Other assets (Note 9)	5,860	5,429
Total Assets	$3,432,675	$1,951,796

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$130,427	$78,258
Provisions (Note 11)	4,314	2,341
Current portion of finance lease (Note 12)	20,665	20,841
Derivative liabilities	17	-
Current income tax liabilities	14,303	74,366
	169,726	175,806
Non-current liabilities
Provisions (Note 11)	51,035	59,052
Share purchase warrants	15,085	23,651
Long-term portion of finance lease (Note 12)	13,910	10,824
Long-term debt (Note 13)	48,974	-
Deferred tax liabilities	336,471	54,919
Other liabilities (Note 14)	23,282	25,457
Total Liabilities	658,483	349,709

Equity
Capital and reserves (Note 15)
Issued capital	2,307,670	1,243,241
Share option reserve	20,459	8,631
Investment revaluation reserve	2,236	2,146
Retained earnings	435,618	339,821
Total equity attributable to equity holders of the Company	2,765,983	1,593,839
Non-controlling interests	8,209	8,248
Total Equity	2,774,192	1,602,087
Total Liabilities and Equity	$3,432,675	$1,951,796

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON NOVEMBER 7, 2012

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

2

Pan American Silver Corp.
Condensed Interim Consolidated Income Statements

(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2012	2011	2012	2011
Revenue (Note 18)	$251,843	$220,567	$681,259	$642,914
Cost of sales
Production costs (Note 19)	(138,166)	(89,197)	(349,612)	(246,545)
Depreciation and amortization	(31,356)	(19,529)	(75,911)	(59,293)
Royalties	(14,161)	(5,633)	(29,384)	(16,221)
	(183,683)	(114,359)	(454,907)	(322,059)
Mine operating earnings	68,160	106,208	226,352	320,855

General and administrative	(4,591)	(4,924)	(16,152)	(13,223)
Exploration and project development	(8,193)	(8,855)	(26,341)	(18,923)
Acquisition costs (Note 3)	-	-	(16,162)	-
Foreign exchange gains (losses)	3,041	(12,525)	694	(10,492)
(Loss) gain on commodity and foreign currency contracts	(371)	827	142	953
(Loss) gain on sale of assets (Note 3)	(3,122)	135	8,186	1,054
Other income	519	5,207	5,370	5,649
Earnings from continuing operations	55,443	86,073	182,089	285,873

(Loss) gain on derivatives (Note 15)	(13,950)	6,781	9,956	70,834
Investment income	1,176	1,132	3,146	2,119
Interest and finance expense	(1,260)	(1,711)	(4,352)	(4,279)
Earnings before income taxes	41,409	92,275	190,839	354,547
Income taxes (Note 20)	(18,771)	(39,753)	(73,915)	(95,868)
Net earnings for the period	$22,638	$52,522	$116,924	$258,679

Attributable to:
Equity holders of the Company	$22,612	$52,354	$116,419	$257,138
Non-controlling interests	26	168	505	1,541
	$22,638	$52,522	$116,924	$258,679

Earnings per share attributable to common shareholders (Note 16)
Basic earnings per share	$0.15	$0.49	$0.85	$2.40
Diluted earnings per share	$0.15	$0.48	$0.83	$2.38
Weighted average shares outstanding (in 000’s) Basic	152,260	107,902	137,039	107,043
Weighted average shares outstanding (in 000’s) Diluted	152,301	108,150	138,465	107,306

Condensed Interim Consolidated Statements of Comprehensive Income

 (unaudited in thousands of U.S. dollars)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2012	2011	2012	2011
Net earnings for the period	$22,638	$52,522	$116,924	$258,679

Unrealized net gains (losses) on available for sale securities (net of zero dollars tax)	2,903	(5,105)	1,154	(3,783)
Reclassification adjustment for net loss included in earnings	(460)	(572)	(1,064)	(1,187)
Total comprehensive income for the period	$25,081	$46,845	$117,014	$253,709

Total comprehensive income attributable to:
Equity holders of the Company	$25,055	$46,677	$116,509	$252,168
Non-controlling interests	26	168	505	1,541
	$25,081	$46,845	$117,014	$253,709

See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2012	2011	2012	2011
Cash flow from operating activities
Net earnings for the period	$22,638	$52,522	$116,924	$258,679
Income taxes (Note 20)	18,771	39,753	73,915	95,868
Depreciation and amortization	31,356	19,529	75,911	59,293
Accretion on closure and decommissioning provision	710	759	2,344	2,371
Unrealized (gain) loss on foreign exchange	(2,943)	6,608	6,708	8,556
Stock-based compensation expense	1,339	1,323	4,716	3,072
Unrealized loss (gain) on commodity contracts	522	(803)	9	(929)
Loss (gain) on derivatives (Note 15)	13,950	(6,781)	(9,956)	(70,834)
Loss (gain) on sale of assets	3,122	(135)	(8,186)	(1,054)
Changes in non-cash operating working capital (Note 17)	13,066	(9,439)	(17,751)	(47,917)
Operating cash flows before interest and income taxes	102,531	103,336	244,634	307,105

Interest paid	(549)	(172)	(1,749)	(324)
Interest received	1,209	565	1,984	937
Income taxes paid	(23,684)	(12,833)	(133,167)	(53,230)
Net cash generated from operating activities	$79,507	$90,896	$111,702	$254,488

Cash flow (used in) generated from investing activities
Payments for mineral property, plant and equipment	(41,821)	(24,331)	(94,646)	(80,145)
Maturity (purchases) of short term investments	43,907	57,176	107,466	(14,488)
Acquisition of Minefinders, net of cash acquired (Note 3)	-	-	86,528	-
Sale of Quiruvilca, net of cash acquired (Note 3)	-	-	(289)	-
Proceeds from sale of mineral property, plant and equipment	930	153	1,571	1,145
Net refundable tax and other asset expenditures	(368)	3,340	917	(7,774)
Net cash generated from (used in) investing activities	$2,648	$36,338	$101,547	$(101,262)

Cash flow used in financing activities
Proceeds from issue of equity shares	2,595	127	2,681	3,406
Shares repurchased and cancelled	(7,548)	(27,941)	(31,030)	(27,941)
Dividends paid	(7,612)	(2,698)	(17,301)	(8,093)
Payments on construction and equipment leases	(2,272)	(515)	(4,468)	(1,544)
Net (distributions to) receipts from non-controlling interests	(119)	(993)	(544)	1,261
Net cash used in financing activities	$(14,956)	$(32,020)	$(50,662)	$(32,911)
Effects of exchange rate changes on cash and cash equivalents	819	(1,365)	913	(748)
Net increase in cash and cash equivalents	68,018	93,849	163,500	119,567
Cash and cash equivalents at the beginning of the period	358,383	205,639	262,901	179,921
Cash and cash equivalents at the end of the period	$426,401	$299,488	$426,401	$299,488

See accompanying notes to the condensed interim consolidated financial statements.

4

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Changes in Equity

(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009
Total comprehensive income
Net earnings for the year	-	-	-	-	352,494	352,494	1,652	354,146
Other comprehensive loss	-	-	-	(5,552)	-	(5,552)	-	(5,552)
	-	-	-	(5,552)	352,494	346,942	1,652	348,594
Issued on the exercise of stock options	90,093	2,692	(503)	-	-	2,189	-	2,189
Issued as compensation	53,721	1,329	-	-	-	1,329	-	1,329
Issued on the exercise of warrants	139,761	4,675	-	-	-	4,675	-	4,675
Shares repurchased and cancelled	(3,582,200)	(42,342)	-	-	(51,692)	(94,034)	-	(94,034)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(2,055)	(2,055)
Stock-based compensation on option grants	-	-	2,112	-	-	2,112	-	2,112
Dividends paid	-	-	-	-	(10,732)	(10,732)	-	(10,732)
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the period	-	-	-	-	116,419	116,419	505	116,924
Other comprehensive income	-	-	-	90	-	90	-	90
	-	-	-	90	116,419	116,509	505	117,014
Issued on the exercise of stock options	231,646	3,895	(1,306)	-	-	2,589	-	2,589
Issued as compensation	7,653	131	-	-	-	131	-	131
Issued on the exercise of warrants	229	8	-	-	-	8	-	8
Shares repurchased and cancelled	(1,813,340)	(27,709)	-	-	(3,321)	(31,030)	-	(31,030)
Issued to acquire Minefinders (Note 3)	49,392,588	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued replacement options	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(544)	(544)
Stock-based compensation on option grants	-	-	1,696	-	-	1,696	-	1,696
Dividends paid	-	-	-	-	(17,301)	(17,301)	-	(17,301)
Balance, September 30, 2012	152,311,519	$2,307,670	$20,459	$2,236	$435,618	$2,765,983	$8,209	$2,774,192

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009
Total comprehensive income
Net earnings for the period	-	-	-	-	257,138	257,138	1,541	258,679
Other comprehensive loss	-	-	-	(4,970)	-	(4,970)	-	(4,970)
	-	-	-	(4,970)	257,138	252,168	1,541	253,709
Issued on the exercise of stock options	90,093	2,692	(503)	-	-	2,189	-	2,189
Issued on the exercise of warrants	33,724	1,655	-	-	-	1,655	-	1,655
Issued as compensation	2,035	64	-	-	-	64	-	64
Stock-based compensation on option grants	-	-	1,244	-	-	1,244	-	1,244
Shares repurchased and cancelled	(980,000)	(11,633)	-	-	(16,308)	(27,941)	-	(27,941)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(1,698)	(1,698)
Dividend declared	-	-	-	-	(8,093)	(8,093)	-	(8,093)
Balance, September 30, 2011	106,937,220	$1,269,665	$7,763	$2,728	$282,488	$1,562,644	$8,494	$1,571,138

See accompanying notes to the condensed interim consolidated financial statements.

5

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a.    Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which are applicable from January 1, 2012 and accounting policies described in Note 2(c) that reflect new policies arising from transactions that occurred in 2012. The amendments do not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these unaudited condensed interim consolidated financial statements have been included. Operating results for the three and nine month periods ending September 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2011. Certain comparative figures have been reclassified to comply with current period presentation. The most significant changes are in the presentation of the condensed interim consolidated statements of cash flows where the Company treats the acquisition of mineral, property, plant and equipment that is acquired through construction and equipment leases as non-cash items, and discloses interest paid and interest received as a separate line item.

b.    Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Compañía Minera Tritón S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

6

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.    Significant Accounting Policies

Convertible Notes:

The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Derivatives:

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

Heap Leach Inventory:

The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.

The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period is first estimated using the Mineral Resource model. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery, trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.

The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the Merrill Crowe circuit to produce precipitate which is retorted and then smelted to produce dore bars.

The inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.

7

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kenetics in the heap leach pads. Test work consists of leach columns of up to 400 day duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate.

The ultimate recovery will not be known until the leaching operations cease.

Borrowing Costs:

Borrowing costs incurred are capitalized for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.

d.    Changes in Accounting Standards

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates that the most significant of these standards relate to the following:

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate the application of IFRS 10 to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company does not anticipate the application of IFRIC 20 to have a material impact on its consolidated financial statements.

8

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

3.	Acquisition and Divesture

a.	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement options. Minefinders was engaged in precious metals mining and has exploration properties in Mexico and the United States. Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico. The acquisition is aligned with management’s objectives of enhanced operating and development portfolio diversification and mission to be the largest low-cost primary silver mining company worldwide. The transaction was accounted for as a business combination with Pan American as the acquirer.

Under the terms of the arrangement former Minefinders shareholders who elected the full proration option received $1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CDN$0.0001 for each of their Minefinders shares, and those who elected the cash option received CDN$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were as follows:

Dividend yield	0.26%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

9

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

A preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows:

Purchase consideration
Cash	$165,413
Replacement options	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

The purchase price allocation was calculated as follows:
Net working capital acquired (including cash of $251.9 million)	$333,478
Mineral property, plant and equipment	1,045,326
Goodwill	211,292
Closure and decommissioning provision	(10,880)
Long-term debt	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed; none of this is deductible for tax purposes.

The incremental impact to the net earnings of the Company had the acquisition occurred on January 1, 2012, for the nine months ended September 30, 2012 would result in an increase in the Company’s net earnings of $9.4 million. Accordingly, the Company’s net earnings for the nine months ended September 30, 2012 would be $126.3 million. Total transaction costs incurred relating to the acquisition and recognized in the Condensed Interim Consolidated Income Statement for the three and nine months ended September 30, 2012 amounted to $nil million and $16.2 million, respectively. The cash flow from the acquisition of Minefinders, net of cash acquired, amounted to $86.5 million.

As at the date these unaudited condensed interim consolidated financial statements were issued, the allocation of the purchase price has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.

b.	Disposition of Mineral Property

On June 26, 2012, the Company announced that it completed the sale of its Quiruvilca operation, located in the northern Andean region of Peru, to Quiruvilca Ltd., a subsidiary of Southern Peaks Mining L.P. Under the terms of the sale agreement, effective June 1, 2012, the Company sold 100% of its ownership interest in Quiruvilca for $2 million, subject to certain adjustments, and, at the Company’s election, either: (i) a 2% net smelter returns royalty on all saleable metals, exercisable when the price of silver is above $15 per ounce; the price of zinc is above $1,200 per tonne; and the price of copper is above $6,061 per tonne, or (ii) the price difference between $23 per ounce of silver and the market price on 50% of Quiruvilca’s future payable silver production for the applicable quarter; provided, however, that such payments will be capped at $3 million in any 12 month period until such time as Quiruvilca generates $25 million in EBITDA as calculated pursuant to the sale agreement.

During the quarter ended September 30, 2012, the Company adjusted the gain on the sale of Quiruvilca to $7.8 million. Pursuant to the sale agreement for Quiruvilca, the Company was responsible for the final settlement of various capital projects and working capital balances, which were finalized during the current quarter. This resulted in an adjustment to the working capital sold of $1.9 million and a decrease to the consideration received of $1.5 million. Included in the net gain on sale of assets for the three and nine months ended September 30, 2012 is a net loss of $3.4 million and a gain of $7.8 million arising from the sale of Quiruvilca, respectively. No value was assigned to the future contingent payments in calculating the gain on the sale of Quiruvilca. The cash outflow from the sale of Quiruvilca, net of cash that was included in working capital amounted to $0.3 million.

10

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The gain on sale of Quiruvilca was calculated as follows:
Consideration received ($0.5 million in cash)	$500
Derecognition of working capital (including cash of $0.8 million)	471
Derecognition of reclamation accrual	18,178
Derecognition of Deferred tax asset	(11,384)
$7,765

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained earnings with a balance of $2.8 billion as at September 30, 2012 (December 31, 2011 - $1.6 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives. The Company has a $150 million credit facility with a syndicate of international banks which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2011.

5.	Financial Instruments

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. At September 30, 2012, the Company had 1,200 tonnes of lead under contract with an insignificant mark-to-market valuation and 6,000 tonnes of zinc with a negative mark-to-market valuation of $0.02 million.

11

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2012, the Company had receivable balances associated with buyers of its concentrates of $46.8 million (December 31, 2011 - $40.5 million).  The vast majority of the Company’s concentrate is sold to seven well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At September 30, 2012, the Company had approximately $47.0 million (December 31, 2011 - $35.9 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending. At September 30, 2012, the Company had foreign currency forward contract positions with a nominal value of $11.0 million of PEN settling between October 2012 and September 2012 at an average PEN/USD exchange rate of 2.62, with an insignificant mark-to-market valuation. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At September 30, 2012, the Company’s cash and short term investments include $104.6 million in CAD, $17.7 million in MXN, and $0.9 million in PEN.

12

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its expansion plans on an ongoing basis. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Commitments

The Company’s commitments have contractual maturities which are summarized below

Payments due by period
	Total	Less than a year	1 - 3 years	3 - 5 years	After 5 years
Finance lease obligations (1)	$34,808	20,751	14,057	-	-
Current liabilities(2)	146,385	146,385	-	-	-
Severance indemnity	3,807	1,328	-	2,479	-
Contribution plan(3)	7,206	3,603	3,603	-	-
Convertible notes(4)	36,235	-	-	36,235	-
Total contractual obligations(5)	$228,441	172,067	17,660	38,714	-

(1)	Includes lease obligations in the amount of $8.9 million (December 31, 2011 - $10.1 million) with a net present value of $8.6 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $25.9 million (December 31, 2011 - $21.9 million); both discussed further in Note 12.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.
(3)	In June 2012 the Company approved a two year contractual retention plan for key officers and management, further discussed in Note 15. Contract commitments for the plans, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate. The total contribution plan payment of $7.2 million includes $5.9 million expected to be paid but not accrued for by the Company.
(4)	Represents the face value of the replacement convertible note related to the Minefinders acquisition. Refer to Note 13 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 14, and deferred tax liabilities.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of these financial instruments. Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2011, except for the convertible notes assumed as part of the Minefinders acquisition.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

13

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

6.	Short Term Investments

	September 30, 2012			December 31, 2011
Available for sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$121,557	$119,321	$2,236	$228,321	$226,997	$1,324

7.	Inventories

Inventories consist of:

	September 30, 2012	December 31, 2011
Concentrate inventory	$23,938	$21,473
Stockpile ore	47,811	31,704
Heap leach inventory	74,600	-
Doré and finished inventory	58,186	46,558
Materials and supplies	60,118	35,961
	$264,653	$135,696

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral property, plant and equipment consist of:

	September 30, 2012			December 31, 2011
	Cost	Accumulated Amortization	Carrying Value	Cost	Accumulated Amortization	Carrying Value
Huaron mine, Peru	$124,313	$(49,149)	$75,164	$113,362	$(44,935)	$68,427
Morococha mine, Peru	177,094	(49,283)	127,811	155,524	(41,048)	114,476
Alamo Dorado mine, Mexico	180,377	(121,461)	58,916	174,067	(110,882)	63,185
La Colorada mine, Mexico	83,503	(43,702)	39,801	71,602	(40,793)	30,809
Dolores mine, Mexico	892,342	(27,654)	864,688	-	-	-
Manantial Espejo mine, Argentina	305,268	(122,681)	182,587	296,431	(102,126)	194,305
San Vicente mine, Bolivia	118,091	(43,513)	74,578	115,848	(35,200)	80,648
Other	24,012	(3,715)	20,297	25,196	(3,107)	22,089
Total	$1,905,000	$(461,158)	$1,443,842	$952,030	$(378,091)	$573,939

Land and Exploration and Evaluation Properties:
Land	$9,855	$8,999
Navidad Project, Argentina	560,608	552,265
Minefinders exploration projects, Mexico	180,000	-
Morococha, Peru	15,474	15,975
Other	38,465	38,530
Total non-producing properties	$804,402	$615,769
Total mineral property, plant and equipment	$2,248,244	$1,189,708

14

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Navidad Project, Argentina

During the three and nine months ended September 30, 2012, the Company capitalized $1.4 million and $8.3 million of evaluation costs at the Navidad Project in Argentina, respectively (2011 - $7.4 million and $16.8 million, respectively).

A change in the business climate as evidenced by the current inflationary environment in Argentina and a proposed change to the law submitted by the governor of the province of Chubut, Argentina (further discussed in Note 21), are indicators of a possible impairment of the Navidad project.

At June 30, 2012, the Company tested the recoverability of its investment in the Navidad project as required under IFRS. The Company used the most up to date internally developed technical information available, a long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and the Argentine peso (“ARG”) ranging from 4.5 to 10.5 ARS/USD, and a risk adjusted project specific discount rate of 10.5%. It was determined that the estimated realizable value of the Navidad project exceeded its carrying value and no impairment loss was warranted at June 30, 2012. There have been no changes to the impairment indicators since June 30, 2012; therefore, an impairment calculation was not warranted at September 30, 2012.

La Preciosa Project, Durango, Mexico

In April 2009, Pan American and Orko Silver Corp. (‘‘Orko’’) entered into an agreement, pursuant to which Pan American and Orko agreed to develop the La Preciosa silver project located in the State of Durango, Mexico. Under the terms of the agreement, in order for the Company to retain its 55% interest in the project: (a) the Company had to, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Letter of Agreement (the condition was achieved as of the first quarter of 2010) and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study; and (b) following a positive construction decision, the Company would have been required to contribute 100% of the funds necessary for practical completion of an operating mine. In exchange for its 45% interest in the venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions. For the three and nine months ended September 30, 2012, the exploration expense recognized arising from the La Preciosa project is nil million and $1.0 million, respectively (2011 - $0.6 million and $1.7 million, respectively).

In April 2012, the Company provided notice to Orko that it decided not to deliver a feasibility study before April 13, 2012 for the La Preciosa project as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American relinquished its right to earn a 55% interest in the La Preciosa project and Orko will retain 100% of the project. After completing almost three years of exploration, engineering and project development work, the Company concluded that continued participation in the La Preciosa project was unlikely to generate a rate of return that meets Pan American’s internal economic hurdle rate. As the Company had no carrying value in this project, there was no loss on relinquishment of the project.

Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañía Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

15

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to September 30, 2012, the Company has received $13.8 million which has been utilized and offset against direct project related expenses or recognized as other income to the extent it represents a reimbursement of capital expenditures. The Company has also entered into a funding arrangement whereby it has received advances towards some of the project capital expenditures in the amount of $25.9 million to date. These advances are subject to an annualized interest rate of 2.2% which is paid monthly until the completion of the construction. At the conclusion of construction these advance payments will be converted into a leasing arrangement.

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders. Minefinders’ primary mining property is its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico. Refer to Note 3 for further details about the acquisition.

9.	Other Assets

Other assets consist of:

	September 30, 2012	December 31, 2011
Long-term prepaid deposit(1)	$5,205	$5,205
Reclamation bonds	655	224
	$5,860	$5,429

(1) Represents a prepaid deposit related to the Virtual Gas Line Project at the Manantial mine.

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	September 30, 2012	December 31, 2011
Accounts payable	$59,549	$30,879
Accrued liabilities	34,567	13,199
Payroll and related benefits	22,750	24,174
Severance accruals	1,328	3,032
Other taxes payable	116	152
Advances on concentrate	5,166	-
Other	6,951	6,822
	$130,427	$78,258

11.	Provisions

	Closure and Decommissioning	Litigation	Total
As at December 31, 2011	$55,773	$5,620	$61,393
Revisions in estimates and obligations incurred
-Minefinders acquisition	9,866	3,500	13,366
-Quiruvilca disposition	(18,178)	(3,130)	(21,308)
-Orko disposition	(272)	-	(272)
Charged (credited) to earnings:
-new provisions	-	1,019	1,019
-exchange gains on provisions	-	129	129
Utilized in the period	(539)	(783)	(1,322)
Accretion expense	2,344	-	2,344
As at September 30, 2012	$48,994	$6,355	$55,349

Maturity analysis of total provisions:	September 30, 2012	December 31, 2011
Current	$4,314	$2,341
Non-Current	51,035	59,052
	$55,349	$61,393

16

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

12.	Finance Lease Obligations

	September 30, 2012	December 31, 2011
Lease obligations(1)	$8,649	$9,764
Equipment and construction advances(2)	25,926	21,901
	$34,575	$31,665

	September 30, 2012	December 31, 2011
Maturity analysis of finance leases:
Current	$20,665	$20,841
Non-Current	13,910	10,824
	$34,575	$31,665

(1)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at the end of September 30, 2012 to their present value is presented in the table below.
(2)	Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine. These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction at which point these advance payments will be converted into a leasing arrangement.

	September 30, 2012	December 31, 2011
Less than a year	$2,603	$5,737
2 years	4,552	3,787
3 years	1,728	558
	8,883	10,082
Less future finance charges	(234)	(318)
Present value of minimum lease payments	$8,649	$9,764

13.	Long Term Debt

	September 30, 2012	December 31, 2011
Convertible notes	$31,516	$-
Conversion feature on the convertible notes	17,458	-
Total long-term debt	$48,974	$-

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

On April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition. The terms of the Agreement stipulate the following:

If a Noteholder elects to convert all or part of its principal amounts of Notes on or prior to November 4, 2015, for each $1,000 principal amount of converted Notes, such Notes shall be converted at the discretion of Pan American, into:

a)	96.670 Preferred Shares (the “Conversion Rate”) upon conversion by a holder of Notes, the Company may issue Class A voting, participating, 6.5% cumulative convertible preferred shares in the capital of Minefinders (the “Preferred Shares”);
b)	an amount of cash equal to the Conversion Rate multiplied by CAD$1.84 plus the market value of 0.55 of a Pan American common share (the “Market Value of the Consideration”) at the time of such conversion; or
c)	a combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration which is the amount of cash equal to the Conversion Rate multiplied by the Market Value of the Consideration at the time of such conversion.

17

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

On November 4, 2015 each holder of Preferred Shares shall receive in exchange for each Preferred Share at the discretion of Pan American:

a)	CAD$1.84 and 0.55 of Pan American common shares;
b)	an amount of cash equal to the Market Value of the Consideration; or
c)	a combination of Pan American Shares and cash having a combined value equal to the Market Value of the Consideration at November 4, 2015.

If the Noteholder elects to convert all or part of the principal amount of Notes held by such Noteholder after November 4, 2015, for each $1,000 principal amount of converted Notes, the Notes shall be converted, at the option of Pan American into:

a)	the number of Preferred Shares equal to the Conversion Rate;
b)	an amount of cash equal to the Cash Equivalent Conversion Consideration that is 1.84 plus 0.55 Pan American shares multiplied by the average of the Daily VWAP of Pan American shares for the 10 consecutive Pan American trading days commencing on the first Pan American trading day after the date of the Company’s notice of election to deliver the conversion consideration in cash or a combination of Preferred shares and cash if the Noteholder has not given a notice of redemption pursuant to the terms of the Agreement; or
c)	such combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration. For purposes of this clause each Preferred Share shall be deemed to have a value equal to the Market Value of the Consideration at the time of conversion, and immediately there upon, each preferred share so issued, shall be automatically exchanged for a Consideration Unit of CAD$1.84 plus the market value of 0.55 of a Pan American common share.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate. For the three and nine months ended September 30, 2012, $0.8 million and $1.6 million, repectively was capitalized to mineral property, plant and equipment (September 30, 2011 – $nil). The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at September 30, 2012 were expected stock price volatility of 60.1%, expected life of 3.2 years, and expected dividend yield of 0.9%.

During the three and nine months ended September 30, 2012, the Company recorded a $7.0 million loss and a $1.4 million gain, respectively on the revaluation of embedded derivative on the convertible notes (2011 – nil).

14.	Other Long Term Liabilities

Other long term liabilities consist of:

	September 30, 2012	December 31, 2011
Deferred credit(1)	$20,788	$20,788
Long term income tax payable	-	2,274
Severance accruals	2,494	2,395
	$23,282	$25,457

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

18

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

15.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are combination of five year options which vest evenly in three annual instalments and seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors. Additionally, from time to time, the Company issues replacement options and warrants related to acquisitions.

As part of the Minefinders acquisition each Minefinders option holder was provided a replacement option that is exercisable to purchase Pan American shares. The number of Pan American shares the replacement option holder is entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the Minefinders Option (rounded down to the nearest whole number of Pan American shares). The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

On March 30, 2012, the Company issued 1,760,705 replacement options with a fair value of $10.7 million. Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were a dividend yield of 0.26%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

19

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2010	1,448,396	$32.95	7,954,745	$34.67	9,403,141

Granted	373,853	$24.90	-	$-	373,853
Exercised	(90,093)	$23.61	(139,761)	$16.05	(229,854)
Expired	(449,097)	$48.10	-	$-	(449,097)
Forfeited	(39,747)	$27.15	-	$-	(39,747)
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296

Granted(1)	1,772,950	$19.35	-	$-	1,772,950
Exercised	(231,646)	$15.73	(229)	$35.00	(231,875)
Expired	(90,836)	$28.41	-	$-	(90,836)
Forfeited	(607,322)	$16.31	-	$-	(607,322)
As at September 30, 2012	2,086,458	$24.27	7,814,755	$35.00	9,901,213

(1)	Includes replacement options on the acquisition of Minefinders.

Long Term Incentive Plan

During the three months ended September 30, 2012, nil common shares were issued in connection with the exercise of options under the plan (September 30, 2011 – 6,368 common shares for proceeds of $0.1 million).

During the nine months ended September 30, 2012, 4,424 common shares were issued for proceeds of $0.08 million in connection with the exercise of options under the plan (September 30, 2011 – 90,093 common shares and proceeds of $2.1 million).

Replacement Options

During the three months ended September 30, 2012, 207,085 common shares were issued for proceeds of $2.5 million, including 49,013 common shares that were issued by way of a cashless option exercise (September 30, 2011 – nil).

During the nine months ended September 30, 2012, 227,222 common shares were issued for proceeds of $2.5 million, including 69,150 common shares that were issued by way of a cashless option exercise (September 30, 2011 – nil).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2012. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2012	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2012	Weighted Average Exercise Price CAD$
$15.66 - $17.73	441,732	18.99	$16.89	441,732	$16.89
$17.74 - $22.23	133,081	28.88	$22.23	133,081	$22.23
$22.24 - $25.19	1,315,467	52.17	$24.83	879,590	$24.77
$25.20 - $36.66	97,102	3.35	$36.66	97,102	$36.66
$36.67 - $40.22	99,076	62.32	$40.22	49,547	$40.22
	2,086,458	41.85	$24.27	1,601,052	$23.59

20

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

For the three and nine months ended September 30, 2012, the total employee stock-based compensation expense recognized in the income statement was $1.3 million and $4.7 million, respectively (2011 - $1.3 million and $3.1 million, respectively).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. The following table summarizes information concerning the warrants outstanding and warrants exercisable as at September 30, 2012. The underlying option agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Exercise Price CAD$	Number Outstanding as at September 30, 2012	Average Remaining Contractual Life (months)	Average Exercise Price CAD$	Number Exercisable as at September 30, 2012	Average Exercise Price CAD$
$35.00	7,814,755	26.22	$35.00	7,814,755	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the three and nine months ended September 30, 2012, there was a derivative loss of $6.9 million and a derivative gain of $8.6 million, respectively (2011 – gains of $6.8 million and $70.8 million, respectively).

The conversion feature on the convertible notes, further discussed in Note 13, is also considered an embedded derivative and re-measured at fair value each reporting period. Total net gains or losses on derivatives, for both the share purchase warrants and the embedded derivative on the convertible notes for the three and nine months ended September 30, 2012 was a $14.0 million loss and $10.0 million gain, respectively (2011- gains of $6.8 million and $70.8 million, respectively).

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

	September 30, 2012	December 31, 2011
Warrant strike price	$35.00	$35.00
Exchange rate (1CAD = USD)	1.0166	0.9771
Risk-free interest rate	1.1%	1.0%
Expected dividend yield	0.9%	0.5%
Expected stock price volatility	42.1%	41.5%
Expected warrant life in years	2.2	2.9
Quoted market price at period end	$21.08	$22.28

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan.  The 2008 Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company. On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), to be effective on June 1, 2012.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 2 year period of the plan is $7.2 million. As of September 30, 2012, $7.2 million remains to be paid as described in Note 5. No shares will be issued from the treasury pursuant to the 2012 Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities. The Company’s Contribution Plan is classified and accounted for as a financial liability and as such this liability is marked-to-market with changes in value included in net earnings. During the three and nine months ended September 30, 2012, there was a $0.4 million loss on the mark-to-market of the Contribution Plan. The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated Contribution Plan. Assumptions used are as follows: stock price - $21.08 CAD, exercise price - $17.91 CAD, expected life in years – 0.67 and 1.67 years, annualized volatility 47.9% and 47.8%, expected dividend yield – 0.95%, risk free interest rate -1.1%, exchange rate (1CAD=USD) – 1.0166.

21

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Normal Course Issuer Bid

On August 26, 2011, the Company received regulatory approval for a normal course issuer bid to purchase up to 5,395,540 of its common shares, during the one year period from September 1, 2011 to August 31, 2012. The Company completed the approved normal course issuer bid program during the quarter ended September 30, 2012.

On August 29, 2012, the Company received regulatory approval for a second normal course issuer bid to purchase up to 7,607,277 of its common shares, during the one year period from September 4, 2012 to September 3, 2013.

During the three and nine months ended September 30, 2012 the Company purchased and cancelled 509,040 and 1,813,340 shares (2011 – 980,000) for a total consideration of $31.0 million allocated between retained earnings ($3.3 million) and share capital ($27.7 million).

Dividends

On February 22, 2012, the Company declared a dividend of $0.0375 per common share paid to holders of record of its common share as of the close of business on March 5, 2012.

On May 15, 2012, the Company declared a quarterly dividend of $0.0375 per common share paid to holders of record of its common shares as of the close of business on May 28, 2012.

On August 14, 2012, the Company declared a quarterly dividend of $0.05 per common share paid to holders of record of its common shares as of the close of business on August 27, 2012.

On November 7, 2012, the Company declared a quarterly dividend of $0.05 per common share to be paid to holders of record of its common shares as of the close of business on November 19, 2012. These dividends were not recognized in these condensed interim consolidated financial statements for the period ended September 30, 2012.

16.	Earnings per Share (Basic and Diluted)

	For the three months ended September 30,
	2012			2011
	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net Earnings(1)	$22,612			$52,354

Basic EPS	$22,612	152,260	$0.15	$52,354	107,902	$0.49
Effect of Dilutive Securities:
Stock Options	-	41		-	177
Warrants	-	-		(327)	71
Diluted EPS	$22,612	152,301	$0.15	$52,027	108,150	$0.48

(1)	Net earnings attributable to equity holders of the Company.

22

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	For the nine months ended September 30,
	2012			2011
	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net Earnings(1)	$116,419			$257,138

Basic EPS	$116,419	137,039	$0.85	$257,138	107,043	$2.40
Effect of Dilutive Securities:
Stock Options	-	125		-	189
Warrants	-	-		(1,428)	74
Convertible Notes	(1,390)	1,301		-	-
Diluted EPS	$115,029	138,465	$0.83	$255,710	107,306	$2.38

(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2012 were 9,459,481 out-of-money options and warrants (2011 – 8,018,637).

17.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working	Three months ended September 30,		Nine months ended September 30,
capital items:	2012	2011	2012	2011
Trade and other receivables	$(2,086)	$(7,902)	$(12,636)	$(26,228)
Inventories	1,694	(4,245)	(28,113)	(29,584)
Prepaid expenditures	2,150	332	3,632	(2,293)
Accounts payable and accrued liabilities	11,072	2,848	18,946	12,065
Provisions	236	(472)	420	(1,877)
	$13,066	$(9,439)	$(17,751)	$(47,917)

	Three months ended September 30,		Nine months ended September 30,
Significant Items:	2012	2011	2012	2011
Fair value adjustment of warrants exercised	$-	$-	$337	$-
Fair value of Pan American shares issued (Note 3)	$-	$-	$1,088,104	$-
Replacement options (Note 3)	$-	$-	$10,739	$-
Post-acquisition cost associated with the replacement options	$-	$-	$699	$-
Advances received for construction and equipment leases	$2,095	$7,933	$7,517	$17,295

23

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

18.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

	Three months ended September 30, 2012
	Peru				Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Minefinders Group	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Aquiline Group.	Other	Total
Revenue from external customers	$21,515	$22,192	$-	$43,745	$45,915	$33,445	$52,470	$32,561	$-	$-	$251,843
Depreciation and amortization	$(2,115)	$(3,125)	$-	$(7,677)	$(3,707)	$(1,222)	$(9,686)	$(3,583)	$(99)	$(142)	$(31,356)
Exploration and project development	$(205)	$(535)	$-	$(344)	$(446)	$(635)	$(80)	$-	$(3,648)	$(2,300)	$(8,193)
Interest and financing expenses	$(187)	$(166)	$-	$(59)	$(51)	$(60)	$(176)	$(71)	$(19)	$(471)	$(1,260)
Gain (loss) on disposition of assets	$-	$41	$-	$-	$2	$19	$284	$(20)	$-	$(3,448)	$(3,122)
Loss on derivatives	$-	$-	$-	$(7,043)	$-	$-	$-	$-	$-	$(6,907)	$(13,950)
Foreign exchange (loss) gain	$(138)	$45	$-	$176	$(295)	$291	$(1,225)	$227	$877	$3,083	$3,041
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(371)	$(371)
Earnings (loss) before income taxes	$1,899	$(2,749)	$-	$1,628	$26,211	$19,720	$2,318	$8,076	$(4,562)	$(11,132)	$41,409
Income taxes	$(641)	$498	$-	$(1,375)	$(7,045)	$(4,782)	$(2,490)	$(3,253)	$(2)	$319	$(18,771)
Net earnings (loss) for the period	$1,258	$(2,251)	$-	$253	$19,165	$14,936	$(172)	$4,824	$(4,562)	$(10,813)	$22,638
Capital expenditures	$7,362	$5,061	$-	$16,061	$2,086	$4,226	$6,800	$747	$1,472	$169	$43,984
Total assets	$143,764	$174,160	$-	$1,463,170	$158,478	$110,025	$313,372	$113,914	$600,557	$355,235	$3,432,675
Total liabilities	$41,873	$72,939	$-	$362,351	$11,488	$16,959	$82,695	$37,889	$23,554	$8,735	$658,483

	Nine months ended September 30, 2012
	Peru				Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Minefinders Group	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Aquiline Group	Other	Total
Revenue from external customers	$74,961	$58,653	$13,954	$78,792	$150,499	$100,911	$128,772	$74,717	$-	$-	$681,259
Depreciation and amortization	$(5,631)	$(8,366)	$(340)	$(14,678)	$(12,379)	$(3,676)	$(21,643)	$(8,519)	$(263)	$(416)	$(75,911)
Exploration and project development	$(499)	$(1,701)	$-	$(3,761)	$(1,780)	$(1,327)	$(172)	$-	$(11,937)	$(5,164)	$(26,341)
Acquisition costs	$-	$-	$-	$(6,165)	$-	$-	$-	$-	$-	$(9,997)	$(16,162)
Interest and financing expenses	$(552)	$(500)	$(313)	$(107)	$(144)	$(179)	$(619)	$(228)	$(58)	$(1,652)	$(4,352)
Gain (loss) on disposition of assets	$2	$199	$-	$-	$13	$(56)	$300	$(20)	$-	$7,748	$8,186
Gain on derivatives	$-	$-	$-	$1,390	$-	$-	$-	$-	$-	$8,566	$9,956
Foreign exchange (loss) gain	$(150)	$17	$(42)	$(1,883)	$(421)	$(1,202)	$(3,587)	$425	$1,513	$6,024	$694
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$--	$-	$-	$-	$142	$142
Earnings (loss) before income taxes	$16,748	$(2,138)	$(1,537)	$4,863	$89,733	$57,870	$18,229	$21,337	$(14,804)	$538	$190,839
Income taxes	$(5,230)	$(3,180)	$318	$(7,169)	$(30,712)	$(9,502)	$(10,879)	$(7,896)	$581	$(246)	$(73,915)
Net earnings (loss) for the period	$11,518	$(5,318)	$(1,218)	$(2,306)	$59,020	$48,366	$7,350	$13,441	$(14,222)	$293	$116,924
Capital expenditures	$12,126	$19,772	$353	$26,397	$6,531	$13,011	$11,581	$2,243	$9,503	$764	$102,281
Total assets	$143,764	$174,160	$-	$1,463,170	$158,478	$110,025	$313,372	$113,914	$600,557	$355,235	$3,432,675
Total liabilities	$41,873	$72,939	$-	$362,351	$11,488	$16,959	$82,695	$37,889	$23,554	$8,735	$658,483

24

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30, 2011
	Peru			Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Other	Aquiline Group	Total
Revenue from external customers	$22,436	$19,961	$15,652	$43,425	$41,807	$60,820	$16,466	$-	$-	$220,567
Depreciation and amortization	$(1,574)	$(2,514)	$(348)	$(3,496)	$(973)	$(8,392)	$(2,035)	$(124)	$(73)	$(19,529)
Exploration expense	$(58)	$(2,387)	$-	$(531)	$(301)	$(736)	$-	$(1,054)	$(3,788)	$(8,855)
Interest and financing expenses	$(89)	$(122)	$(167)	$(91)	$(78)	$(481)	$(82)	$(576)	$(25)	$(1,711)
Gain (loss) on disposition of assets	$-	$62	$(57)	$(600)	$117	$-	$13	$600	$-	$135
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$6,781	$-	$6,781
Foreign exchange gain (loss)	$98	$13	$50	$474	$468	$(230)	$(82)	$(13,336)	$20	$(12,525)
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$827	$-	$827
Earnings (loss) before income taxes	$6,495	$(216)	$3,077	$31,236	$31,621	$23,889	$6,143	$(6,897)	$(3,073)	$92,275
Income taxes	$(2,202)	$(47)	$(983)	$(13,476)	(13,737)	$(3,368)	$(2,179)	$(1,659)	$(2,102)	$(39,753)
Net earnings (loss) for the period	$4,293	$(263)	$2,094	$17,760	$17,884	$20,521	$3,964	$(8,556)	$(5,175)	$52,522
Capital expenditures	$1,959	$9,570	$348	$1,096	$3,459	$4,652	$1,549	$2,178	$7,453	$32,264
Total assets	$54,863	$155,447	$92,362	$152,117	$100,979	$376,496	$119,407	$322,756	$588,345	$1,962,772
Total liabilities	$23,499	$60,086	$40,796	$18,986	$35,618	$59,748	$31,194	$93,184	$28,523	$391,634

	Nine months ended September 30, 2011
	Peru			Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Other	Aquiline Group	Total
Revenue from external customers	$75,524	$66,522	$36,592	$134,967	$117,504	$148,366	$58,077	$5,362	$-	$642,914
Depreciation and amortization	$(4,745)	$(7,259)	$(1,087)	$(12,774)	$(3,195)	$(23,344)	$(6,411)	$(268)	$(210)	$(59,293)
Exploration expenses	$(58)	$(3,042)	$-	$(599)	$(596)	$(1,893)	$-	$(3,073)	$(9,662)	$(18,923)
Interest and financing expenses	$(268)	$(377)	$(492)	$(272)	$(235)	$(983)	$(278)	$(1,297)	$(77)	$(4,279)
(Loss) gain on disposition of assets	$(65)	$1,039	$(57)	$(600)	$122	$-	$15	$600	$-	$1,054
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$70,834	$-	$70,834
Foreign exchange (loss) gain	$(137)	$(171)	$(28)	$164	$705	$(1,031)	$(13)	$(9,805)	$(176)	$(10,492)
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$953	$-	$953
Earnings (loss) before income taxes	$26,619	$14,220	$9,987	$93,057	$84,557	$47,633	$26,623	$61,655	$(9,804)	$354,547
Income taxes	$(8,850)	$(4,863)	$(2,775)	$(30,713)	$(25,935)	$(9,583)	$(10,341)	$(2,575)	$(233)	$(95,868)
Net earnings (loss) for the period	$17,769	$9,357	$7,212	$62,344	$58,622	$38,050	$16,282	$59,080	$(10,037)	$258,679
Capital expenditures	$7,282	$23,987	$1,087	$3,034	$7,062	$12,046	$3,875	$22,211	$16,856	$97,440
Total assets	$54,863	$155,447	$92,362	$152,117	$100,979	$376,496	$119,407	$322,756	$588,345	$1,962,772
Total liabilities	$23,499	$60,086	$40,796	$18,986	$35,618	$59,748	$31,194	$93,184	$28,523	$391,634

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2012	2011	2012	2011
Refined silver and gold	$163,046	$112,335	$391,791	$318,883
Zinc concentrate	12,486	18,540	56,148	52,148
Lead concentrate	25,342	44,935	97,372	127,681
Copper concentrate	50,969	44,757	135,948	144,202
Total	$251,843	$220,567	$681,259	$642,914

25

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

19.	Production Costs

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Consumption of raw materials and consumables	$48,871	$38,466	$130,651	$99,850
Employee compensation and benefits expense	38,557	37,053	112,394	105,646
Contractors and outside services	32,624	26,000	74,705	76,439
Utilities	6,021	7,083	18,709	19,811
Changes in inventories	(7,507)	(21,288)	(21,911)	(64,994)
Other expenses	19,600	1,883	35,064	9,794
	$138,166	$89,197	$349,612	$246,546

20.	Income Taxes
	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Current income taxes	17,905	29,611	59,419	86,821
Deferred income taxes	866	10,142	14,496	9,047
Provision for income taxes	$18,771	$39,753	$73,915	$95,868

As of January 1, 2012, the applicable income tax rate in Canada was reduced from 26.5% to 25%. The change in tax rate has no income tax impact because the Company does not have any taxable income.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three and nine months ended September 30, 2012 and the comparable period of 2011 were non-taxable portion of unrealized gains and losses on the Company derivatives, foreign income tax rate differentials, foreign exchange and non-recognition of certain deferred tax assets. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Income before taxes	41,409	92,275	190,839	354,547
Statutory tax rate	25.0%	26.5%	25.0%	26.5%
Income tax expense based on above rates	$10,352	$24,453	$47,710	$93,955
Increase (decrease) due to:
Non-deductible expenses	1,531	1,391	2,310	2,524
(Increase) decrease to estimated deductible expenses	(155)	852	2,938	(2,619)
Change in net deferred tax assets not recognized	2,642	4,423	9,793	5,339
Non-taxable unrealized gains (loss) on derivative financial instruments - warrants	3,488	(1,797)	(2,489)	(18,771)
Foreign tax rate differences	2,532	4,301	11,488	10,894
Effect of other taxes paid (mining and withholding)	1,622	2,715	4,009	7,082
Non- deductible foreign exchange (gain) loss	(2,709)	3,930	(3,239)	(1,928)
Other	(532)	(515)	1,395	(608)
	$18,771	$39,753	$73,915	$95,868
Effective tax rate	45.3%	43.1%	38.7%	27.0%

26

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

21.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 5.

c.	Credit Facility

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general working capital purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, had a term of four years.  On December 20, 2010 the Company amended the Facility by, among other things, extending the term to December 20, 2014 and increased the amount of the Facility to $150 million by expanding the number of Lenders to include West LB, CIBC and BMO. The interest margin on the renewed Facility ranges from 3.00% to 4.00% over LIBOR, based on the Company’s net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.90% and 1.20% on undrawn amounts under the Facility, depending on the Company’s net debt to EBITDA ratio. As at September 30, 2012, the Company has made no drawings under this Facility.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of September 30, 2012 and December 31, 2011, $49.0 million, and $55.8 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 11.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at September 30, 2012 is $8.6 million (December 31, 2011- $9.8 million) and the schedule of timing of payments for this obligation is found in Note 12.

27

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days. Manantial Espejo’s delayed shipments and sales were made up during the quarter ended September 30, 2012.

Another example of government intervention in the economy is the adoption of restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The Argentine government has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

h.	Political changes in Bolivia

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. On May 1, 2011 Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

i.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated. These are included within current liabilities, and the amounts are not currently considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

28

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

j.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above. Refer below to the Navidad project section for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 14.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

29

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011

(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the three and nine months ended September 30, 2012, the royalties to COMIBOL amounted to approximately $9.1 million and $17.8 million, respectively (2011 - $3.2 million and $4.6 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the three and nine months ended September 30, 2012, the royalties to Royal Gold amounted to approximately $2.0 million and $ 2.9 million respectively (2011 - nil).

Navidad project

In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, will regulate all future oil and gas and mining activities in the province. The draft legislation is subject to review and possible modification by a parliamentary subcommittee, after which it will be submitted to the full legislature for debate and vote. The draft legislation incorporates the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduces a series of new regulations that will greatly increase provincial royalties and impose the province’s direct participation in all mining projects, including Navidad.

The proposed bill continues to be the subject of review and debate within sub-committees of the legislature. Management will continue to monitor the status and subsequent amendments; if any to the legislation. The financial impact of the legislation is not determinable at this time as the Company awaits the approval of the final law.

30